Exhibit 99.1

Statoil ASA: Execution of debt capital market transactions

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES

On Wednesday 2 November 2016 Statoil ASA (OSE:STL, NYSE:STO), guaranteed by Statoil Petroleum AS, executed the following debt capital market transactions:

  Issue of EUR 600,000,000 0.75% Notes due 9 November 2026
  Issue of EUR 600,000,000 1.625% Notes due 9 November 2036

The Notes have been fully subscribed. The settlement date is 9 November 2016.

The net proceeds from the issue of the Notes will be used for general corporate purposes.

The two issues have been executed under Statoil ASA's EUR 20,000,000,000 Euro Medium Term Note (EMTN) Programme which is listed on the London Stock Exchange.

Contact persons:

Investor relations:
Peter Hutton, SVP Investor Relations
+44 7881 918 792

Media relations:
Bård Glad Pedersen, VP Media Relations
+47 91 80 17 91

Finance:
Fride Seljevold Methi, VP Corporate Financing,
+47 95 99 06 59

.....................

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This announcement is not an offer of securities for sale in the United States.  The securities to which this announcement relates have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act.  There will be no public offering of the securities in the United States.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)